Exhibit 99.1

LightInTheBox Reports Fourth Quarter 2018 Financial Results

Beijing, China, March 29, 2019 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited financial results for the fourth quarter ended December 31, 2018.

Fourth Quarter 2018 Highlights

•                      The Company generated positive cash flow with cash and cash equivalents of $38.8 million as of December 31, 2018, a slight increase from $37.5 million as of September 30, 2018.

•                      Gross margin improved to 34.6% from 29.7% during the same period last year.

•                      Loss from operations decreased significantly to $1.7 million, from $3.6 million in the same period last year.

“I am very pleased with the progress we made during the quarter in integrating ezbuy and LightInTheBox to improve efficiency and fully leverage the synergies created by both businesses,” commented Mr. Jian He, Chief Executive Officer of LightInTheBox. “We began implementing a number of initiatives during the quarter including shifting our focus towards generating sales in categories with higher gross margins, launching more targeted and efficient marketing campaigns during the holiday sales period, and improving inventory turnover. These initiatives had an immediate positive impact on our financials which I believe indicates the direction we are headed in. While net revenues decreased by 37% year-over-year during the quarter, our gross margin improved to 34.6%, and we generated positive cash flow which resulted in cash and cash equivalents increasing slightly to $39.8 million. Our loss from operations also narrowed to $1.7 million. These initial results are encouraging and I’m confident that we have the right strategy in place turn this business around and regain growth momentum.”

Fourth Quarter 2018 Financial Results

Net revenues decreased 37.2% year-over-year to $57.5 million from $91.6 million in the same quarter of 2017. Net revenues from product sales were $55.4 million, compared with $83.1 million in the same quarter of 2017. Net revenues from service and others were $2.1 million, compared with $8.5 million in the same quarter of 2017. As a percentage of net revenues, service and others accounted for 3.6% during the fourth quarter of 2018.

Total orders of product sales were 1.3 million for the fourth quarter of 2018, compared with 1.7 million in the same quarter of 2017. Total number of customers for product sales was 1.0 million for the fourth quarter of 2018, compared with 1.4 million in the same quarter of 2017.

Product sales in the apparel category were $20.3 million for the fourth quarter of 2018, compared with $25.3 million in the same quarter of 2017. As a percentage of product sales, apparel revenues accounted for 36.6% for the fourth quarter of 2018, compared with 30.4% in the same quarter of 2017. Product sales from other general merchandise were $35.1 million for the fourth quarter of 2018.

Product sales in Europe were $29.7 million for the fourth quarter of 2018, compared with $44.5 million in the same quarter of 2017, representing 53.6% of total product sales for the fourth quarter of 2018. Product sales in North America were $16.0 million, compared with $19.0 million in the same quarter of 2017, representing 28.8% of total product sales for the fourth quarter of 2018. Product sales in Gulf Cooperation Council (“GCC”) countries were $0.9 million for the fourth quarter of 2018, compared with $1.1 million in the same quarter of 2017, representing 1.5% of total product sales for the fourth quarter of 2018, while product sales in other countries were $8.8 million, representing 16.1% of total product sales for the same quarter.

With the Company’s focus now shifting away from geographic markets and towards generating sales in categories with higher quality products and gross margins, starting during the first quarter of 2019, LightInTheBox will no longer be providing a geographic breakdown of product sales.

Total cost of revenues was $37.6 million in the fourth quarter of 2018, compared with $64.4 million in the same period of 2017. Cost for product sales was $36.0 million in the fourth quarter of 2018, compared with $56.7 million in the same period of 2017. Cost for service and others was $1.6 million in the fourth quarter of 2018, compared with $7.7 million in the same period of 2017.

Gross profit for the fourth quarter of 2018 was $19.9 million, compared with $27.2 million in the same period of 2017. Gross margin was 34.6% in the fourth quarter of 2018, compared with 29.7% in the same quarter of 2017.

Total operating expenses in the fourth quarter of 2018 were $21.6 million, compared with $30.8 million in the same quarter of 2017.

•             Fulfillment expenses in the fourth quarter of 2018 were $3.5 million, compared with $5.0 million in the same quarter of 2017. As a percentage of total net revenues, fulfillment expenses were 6.2% for the fourth quarter of 2018, compared to 5.5% in the same quarter of 2017 and 7.6% in the third quarter of 2018.

•             Selling and marketing expenses in the fourth quarter of 2018 were $11.9 million, compared with $17.8 million in the same quarter of 2017. As a percentage of total net revenues, selling and marketing expenses were 20.5% for the fourth quarter of 2018, compared to 19.4% in the same quarter of 2017 and 25.4% in the third quarter of 2018.

•             General and administrative (G&A) expenses in the fourth quarter of 2018 were $6.2 million, compared with $8.0 million in the same quarter of 2017. As a percentage of total net revenues, G&A expenses were 10.8% for the fourth quarter of 2018, compared with 8.7% in the same quarter of 2017 and 22.7% in the third quarter of 2018. G&A expenses in the fourth quarter of 2018 included $2.2 million in technology investments, compared with $2.7 million in the same quarter of 2017.

Loss from operations was $1.7 million in the fourth quarter of 2018, compared with a loss from operations of $3.6 million in the same quarter of 2017.

Net loss was $24.4 million in the fourth quarter of 2018, compared with a net loss of $3.5 million in the same quarter of 2017. The increase in net loss was mainly due to the change in fair value of convertible promissory note issued on December 10, 2018 for acquiring total issued share capital of Ezbuy Holding Co., Ltd. (“ezbuy”). The net loss due to the change in fair value of the note between the acquisition date and December 31, 2018 was $22.8 million.

Net loss per ADS was $0.37 in the fourth quarter of 2018, compared with net loss per ADS of $0.05 in the same quarter of 2017. Each ADS represents two ordinary shares.

For the fourth quarter of 2018, the Company’s weighted average number of ADSs used in computing the loss per ADS was 66,692,812.

As of December 31, 2018, the Company had cash and cash equivalents and restricted cash of $39.8 million, compared with $38.3 million as of September 30, 2018.

Full Year 2018 Financial Results

Net revenues decreased 28.9% year-over-year to $227.5 million from $319.9 million in 2017. Net revenues from product sales were $216.4 million, compared with $294.0 million in 2017. Net revenues from service and others were $11.1 million, compared with $25.9 million in 2017. As a percentage of net revenues, service and others accounted for 4.9% in 2018.

Total orders of product sales were 4.9 million for the full year of 2018, compared with 6.7 million in 2017. Total number of customers for product sales was 2.9 million for the full year of 2018, compared with 4.9 million in 2017.

Product sales in the apparel category were $73.4 million for the full year of 2018, compared with $99.2 million in 2017. As a percentage of product sales, apparel revenues accounted for 33.9% for the full year of 2018, compared with 33.7% in 2017. Product sales from other general merchandise were $143.0 million for the full year of 2018.

Product sales in Europe were $109.8 million for the full year of 2018, compared with $153.7 million in 2017, representing 50.7% of total product sales for the full year of 2018. Product sales in North America were $51.2 million, compared with $73.3 million in 2017, representing 23.7% of total product sales for the full year of 2018.Product sales in Gulf Cooperation Council (“GCC”) countries were $9.4 million for the full year of 2018, compared with $2.0 million in 2017, representing 4.4% of total product sales for the full year of 2018,while product sales in other countries were $46.0 million, representing 21.2% of total product sales for the full year of 2018.

Total cost of revenues was $166.3 million in the full year of 2018, compared with $214.3 million in 2017. Cost for product sales was $156.4 million in the full year of 2018, compared with $189.9 million in 2017. Cost for service and others was $9.9 million in the full year of 2018, compared with $24.4 million in 2017.

Gross profit for the full year of 2018 was $61.2 million, compared with $105.6 million in 2017. Gross margin was 26.9% in the full year of 2018, compared with 33.0% in 2017.

Total operating expenses in the full year of 2018 were $98.7 million, compared with $115.8 million in 2017.

•             Fulfillment expenses in the full year of 2018 were $15.1 million, compared with $17.3 million in 2017. As a percentage of total net revenues, fulfillment expenses were 6.6% for the full year of 2018, compared to 5.4% in 2017.

•             Selling and marketing expenses in the full year of 2018 were $50.6 million, compared with $68.9 million in 2017. As a percentage of total net revenues, selling and marketing expenses were 22.2% for the full year of 2018, compared to 21.5% in 2017.

•             General and administrative (G&A) expenses in the full year of 2018 were $33.0 million, compared with $29.6 million in 2017. As a percentage of total net revenues, G&A expenses were 14.5% for the full year of 2018, compared with 9.3% in 2017. G&A expenses in the full year of 2018 included $10.6 million in technology investments, compared with $10.4 million in 2017.

Loss from operations was $37.5 million in the full year of 2018, compared with a loss from operations of $10.2 million in 2017.

Net loss was $59.6 million in the full year of 2018, compared with a net loss of $9.5 million in 2017. The increase in net loss was partially due to the change in fair value of convertible promissory note issued on December 10, 2018 for acquiring total issued share capital of Ezbuy Holding Co., Ltd. (“ezbuy”). The net loss due to the change in fair value of the note between the acquisition date and December 31, 2018 was $22.8 million.

Net loss per ADS was $0.89 in the full year of 2018, compared with net loss per ADS of $0.14 in 2017. Each ADS represents two ordinary shares.

Business outlook

For the first quarter of 2019, based on current information available to the Company and business seasonality, the Company expects net revenues to be between $48 million and $51 million.

Change in Fair Value of Convertible Promissory Notes Associated with the Acquisition of ezbuy

The Company entered Share Purchase Agreement (“SPA”) on November 8, 2018 to acquire ezbuy in the form of non-interest bearing one-year convertible promissory notes. This SPA took effect on December 10, 2018 where LITB’s closing stock price was $0.64. LITB’s closing stock price on December 31, 2018 was $1.22. According to the SPA which was filed as an exhibit to a Form 6-K initially filed on November 8, 2018 and subsequently amended on November 14, 2018, the change in fair value of the ADSs was $22.8 million. As a result, the Company recorded a non-cash loss arising from change in fair value of the convertible promissory notes of $22.8 million during the fourth quarter of 2018.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on Friday, March 29, 2019 to discuss its financial results and operating performance for the fourth quarter 2019. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

Hong Kong Toll Free: 800-906-601

China: 400-620-8038

International: +65-6713-5090

Passcode: 3066439

A telephone replay will be available two hours after the conclusion of the conference call through April 5, 2019. The dial-in details are:

US: +1-646-254-3697

Hong Kong: +852-3051-2780

International: +61-2-8199-0299

Passcode: 3066439

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and other websites and mobile applications, which are available in 23 major languages and cover more than 100 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of December 31,
	2017	2018
ASSETS
Current Assets
Cash and cash equivalents	68,441	38,808
Restricted cash	1,573	994

Accounts receivable, net of allowance for doubtful accounts	3,433	1,551
Inventories, net	11,841	8,481
Prepaid expenses and other current assets	15,696	6,530
Total current assets	100,984	56,364
Property and equipment, net	920	3,652
Acquired intangible assets, net	210	9,890
Goodwill	690	31,140
Long-term rental deposit	671	1,131
Long-term investment	5,262	5,188
TOTAL ASSETS	108,737	107,365

LIABILITIES
Current Liabilities
Accounts payable	22,430	10,832
Amounts due to related parties	—	4,953
Convertible promissory note	—	51,922
Advance from customers	10,110	17,732
Accrued expenses and other current liabilities	20,727	28,630
Total current liabilities	53,267	114,069

Long-term payable	—	1,156
Total non-current liabilities	—	1,156
TOTAL LIABILITIES	53,267	115,225

(DEFICIT) EQUITY
Ordinary shares	11	11
Treasury shares, at cost	(23,907)	(27,261)
Additional paid-in capital	238,851	239,269
Accumulated deficit	(159,286)	(218,888)
Accumulated other comprehensive loss	(199)	(991)
TOTAL (DEFICIT) EQUITY	55,470	(7,860)
TOTAL LIABILITIES AND EQUITY	108,737	107,365

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2017	2018	2017	2018
Net revenues
Product sales	83,140	55,465	293,951	216,407
Services and others	8,471	2,074	25,930	11,132
Total net revenues	91,611	57,539	319,881	227,539
Cost of revenues
Product sales	(56,665)	(35,940)	(189,816)	(156,326)
Services and others	(7,775)	(1,687)	(24,445)	(10,017)
Total Cost of revenues	(64,440)	(37,627)	(214,261)	(166,343)
Gross profit	27,171	19,912	105,620	61,196
Operating expenses
Fulfillment	(5,028)	(3,547)	(17,291)	(15,127)
Selling and marketing	(17,756)	(11,796)	(68,891)	(50,508)
General and administrative	(7,978)	(6,245)	(29,605)	(33,042)
Total operating expenses	(30,762)	(21,588)	(115,787)	(98,677)
Loss from operations	(3,591)	(1,676)	(10,167)	(37,481)
Exchange gain (loss) on offshore bank accounts	(46)	23	(89)	—
Interest income	70	55	581	487
Interest expense	—	(5)	—	(5)
Change in fair value of convertible promissory note	—	(22,791)	—	(22,791)
Loss before income taxes	(3,567)	(24,394)	(9,675)	(59,790)
Income taxes expenses	(51)	(27)	(81)	(33)
Gain from equity method investment	79	24	208	221
Net loss	(3,539)	(24,397)	(9,548)	(59,602)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	137,131,854	133,385,624	137,641,562	133,467,980
—Diluted	137,131,854	133,385,624	137,641,562	133,467,980

Net loss per ordinary share
—Basic	(0.03)	(0.18)	(0.07)	(0.45)
—Diluted	(0.03)	(0.18)	(0.07)	(0.45)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.05)	(0.36)	(0.14)	(0.90)
—Diluted	(0.05)	(0.36)	(0.14)	(0.90)